UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Intralinks Holdings, Inc.
(Name of Subject Company)

Intralinks Holdings, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
46118H104
(CUSIP Number of Class of Securities)

Scott N. Semel
EVP, General Counsel and Secretary
Intralinks Holdings, Inc.
150 East 42nd Street
8th Floor
New York, New York
(212) 543-7700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston St.
Boston, Massachusetts 02116
(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.
Name and Address.
The name of the subject company is Intralinks Holdings, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 150 East 42nd Street, 8th Floor, New York, New York 10017. The telephone number for the Company’s principal executive offices is (212) 543-7700.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of the close of business on December 12, 2016, there were 57,944,564 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address.
The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in “ITEM 1. SUBJECT COMPANY INFORMATION—Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the cash tender offer by GL Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of Company Common Stock at a purchase price of $13.00 per Share (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”), net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated December 19, 2016 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”). The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 5, 2016 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Upon the terms of and subject to the conditions to the Merger Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, (i) as soon as practicable (and in any event within one business day) after the Expiration Time (as defined below) accept for payment all Shares validly tendered and not validly withdrawn (the time of such acceptance, the “Offer Acceptance Time”), and (ii) as soon as practicable after the Officer Acceptance Time (and in any event within three business days) pay for all such Shares. The Merger Agreement further provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock not acquired in the Offer (other than shares owned as treasury stock by the Company or by any stockholder of the Company who or which is entitled to and has properly demanded (and not withdrawn or lost) appraisal rights pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
In connection with the Merger Agreement, Parent has obtained debt commitment letters that, subject to customary closing conditions, commit certain lenders to provide financing to Parent in an amount sufficient to permit Parent and Merger Sub to make all payments required to be made by them in connection with the acceptance of Shares tendered pursuant to the Offer and the closing of the Merger. Neither the Offer nor the Merger is subject to a financing condition.
The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including but not limited to: (i) that there shall have been validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) a number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL) that, considered together with all other Shares, if any, beneficially owned by Parent and Merger Sub, represent one share more than 50% of the sum of (A) all Shares issued and outstanding at the Expiration Time and (B) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding Company stock options for which the Company has received notices of exercise prior to the Expiration Time (and as to which shares of Company Common Stock have not yet been issued to such exercising holders) (the “Minimum Tender Condition”); (ii) that as of immediately prior to the Expiration Time, appraisal rights shall not have been demanded or exercised pursuant to, and in accordance with, the DGCL in respect of more than 28.4% of the shares of Company Common Stock issued and outstanding as of immediately prior to the Expiration Time (the “Appraisal Condition”); (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) there shall not have occurred and be continuing a Company Material Adverse Effect (as defined in the Merger Agreement); and (v) those other conditions set forth in Exhibit A to the Merger Agreement.
The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty business days following the commencement of the Offer (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). If on or prior to any then scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived, Merger Sub will be required to extend the Offer for successive periods of five business days each, in order to permit the satisfaction of such conditions. If as of the scheduled Expiration Date all of the conditions to the Offer are satisfied or have been waived other than the Minimum Tender Condition, Merger Sub will only be required to extend the Offer if requested by the Company, and then only for an aggregate maximum of 20 business days. Merger Sub may also be required to extend the Offer (i) for any period required by the applicable rules and regulations of the SEC or stock exchanges or other applicable law and (ii) for one or more periods of not more than five business days each if, at any then scheduled Expiration Date, the Marketing Period (as defined in the Merger Agreement) to take place in connection with Parent’s debt financing has not expired and the proceeds of the financing in the amount of the aggregate Offer Price have not been received by Parent or Merger Sub as of such Expiration Date. Except in the case of termination of the Merger Agreement, Merger Sub is not permitted to terminate or withdraw the Offer prior to the Expiration Time without the prior written consent of the Company.
The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials.
As set forth in the Schedule TO, the address of the principal executive offices of Parent and Merger Sub is 200 Crossing Boulevard, 8th Floor, Bridgewater, New Jersey, 08807, and the telephone number at such offices is (866) 620-3940.
In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Merger Sub or any of their respective executive officers, directors or affiliates.
Arrangements with Parent and Merger Sub.
Merger Agreement.
The summary of the material terms of the Merger Agreement set forth in Section 12 — “The Transaction Agreements— Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Merger Sub made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Merger Sub. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation,

Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price and the Per Share Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Merger Sub as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.
The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Support Agreements
Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into separate tender and support agreements (the “Support Agreements”) with certain entities affiliated with TA Associates, L.P., certain entities affiliated with Rho Capital Partners, Inc. and Ronald W. Hovsepian, President and Chief Executive Officer of the Company, together representing, as of December 5, 2016, approximately 28.4% of the Shares. Under the Support Agreements, each of the stockholders that is a party thereto agreed, among other things, with respect to his or its shares of Company Common Stock (including shares of Company Common Stock issued upon exercise of options or settlement of restricted stock units prior to the Effective Time, if any) (collectively, the “Subject Shares”), to tender his or its Subject Shares pursuant to the Offer and, if necessary, vote his or its Subject Shares (i) against any action or agreement that would reasonably be expected to result in the failure of any conditions to the Offer being satisfied and (ii) against any other acquisition proposal or transaction and against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”). Each Support Agreement terminates automatically (without any further action of the parties) upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) a change of the recommendation of the Company’s Board of Directors (the “Company Board”) effected in compliance with the Merger Agreement, (iii) the Effective Time, (iv) the acceptance for payment by Merger Sub (or other affiliate of Parent) of the Shares validly tendered pursuant to the Offer and not properly withdrawn, (v) upon mutual written consent of the parties to terminate the respective Support Agreement, and (vi) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to the stockholder party to the Support Agreement.
Non-Disclosure Agreement.
On September 21, 2016, the Company and Parent entered into a non-disclosure agreement the (“Non-Disclosure Agreement”) in connection with Parent’s consideration of a potential transaction with or involving the Company. Pursuant to the Non-Disclosure Agreement, Parent and the Company agreed, subject to certain limitations, to furnish certain confidential information concerning the Company, its subsidiaries and Parent, to the other party’s representatives by or on behalf of the disclosing party, to be used by the Company and Parent and their representatives solely for the purpose of evaluating a potential transaction between Parent and the Company, and that such information would be kept confidential, except as otherwise provided in the Non-Disclosure Agreement. Parent also agreed that, subject to certain limited exceptions, it would not, and would not authorize, instruct, encourage or facilitate the ability of any of its representatives and any person acting on behalf of or in concert with it or any of its representatives to, solicit for employment any of the Company’s executive officers or any employees with whom Parent first had contact with, or became aware of in connection with a potential transaction, for a period of twelve months from the date of the Non-Disclosure Agreement.
The foregoing summary of the provisions of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.
The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests (including but not limited to as a result of a possible ongoing role with Parent for Mr. Hovsepian, equity awards and the Company’s severance plan discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation.”
For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see “ITEM 8. ADDITIONAL INFORMATION—Golden Parachute Compensation” below, which is incorporated herein by reference, and information contained in the sections entitled “Director Compensation” and “Compensation Discussion and Analysis” in the Company’s definitive proxy statement filed with the SEC on April 28, 2016.
Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Shares beneficially owned as of December 12, 2016, by each of the Company’s executive officers and directors, excluding Shares issuable upon the exercise of Company Options (as defined below) but including shares expected to vest under outstanding time based restricted stock units in the 60-day period following December 12, 2016 and shares expected to be purchased by Mr. Lafond under the Company’s Amended and Restated 2010 Employee Stock Purchase Plan as of December 30, 2016; and (ii) the aggregate Offer Price or Per Share Merger Consideration that would be payable for such Shares.

Name	Number of Shares Owned (1)	Cash Consideration Payable in Respect of Shares
Ronald W. Hovsepian	247,519	$3,217,747
Christopher J. Lafond	18,545	$241,085
Aditya Joshi	24,825	$322,725
Scott N. Semel	96,938	$1,260,194
Leif O’Leary	21,174	$275,262
Brian J. Conway	76,113	$989,469
Peter Gyenes	214,239	$2,785,107
Thomas Hale	116,113	$1,509,469
Habib Kairouz	76,113	$989,469
Robert C. McBride	156,113	$2,029,469
Harsha Ramalingam	40.576	$527.488
J. Chris Scalet	82,760	$1,075,880
James Steele	24,557	$319,241
Patrick J. Wack, Jr.	58,198	$756,574
All of the Company’s current directors and executive officers as a group (14 persons)	1,213,248	$15,772,218
____________________
(1) The shares included in this column include, for the non-employee directors of the Company, currently unvested restricted shares which, pursuant to their terms, will become fully vested in connection with the Transactions, as follows: 7,255 shares for each of Patrick Wack, Jr., Brian J. Conway, Peter Gyenes, Thomas Hale, Habib Kairouz, Robert. C. McBride and J. Chris Scalet; and 23,020 shares for Harsha Ramalingam; and 22,511 shares for James Steele. The shares set forth in this column do not include the 500,000 restricted shares held by Mr. Hovsepian that are subject to performance vesting conditions and that are expected to be forfeited in accordance with their terms.
Effect of the Merger Agreement on Equity Awards.
Treatment of Company Options.
At the Effective Time, each option to purchase Company Common Stock (other than options under the Company’s employee stock purchase plan) (a “Company Option”) that is unexpired, unexercised and outstanding immediately prior to the Effective Time and that has a per share exercise price that is less than the Per Share Merger Consideration (an “In the Money Option”) will, if vested, be cancelled and converted into and represent the right to receive an amount of cash, without interest, equal to (1) the number of shares of Company Common Stock subject to such In the Money Option multiplied by (2) the Per Share Merger Consideration less the exercise price per share of such In the Money Option, subject to any applicable withholding taxes. Unvested In the Money Options that are held by continuing Company employees will, as of the Effective Time, be assumed by Parent. Each such assumed In the Money Option shall continue to have, and be subject to, the same terms and conditions as are in effect immediately prior to the Effective Time (including with respect to vesting), except that (i) such option shall be exercisable for Parent number of whole shares of Parent common stock equal to the product (rounded down to the next whole number of shares of Parent common stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time and the Exchange Ratio, (ii) the per share exercise price for the shares of Parent common stock issuable upon exercise of such Rollover Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per Share at which such In the Money Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, and (iii) Synchronoss’ board of directors or a committee thereof shall succeed to the authority of the Company Board or any committee thereof with respect to the Rollover Options and the Company’s equity incentive plans. The “Exchange Ratio” is the quotient obtained by dividing (A) the Per Share Merger Consideration by (B) the average of the closing sale prices for a share of Synchronoss’ common stock as quoted on The NASDAQ Global Select Market for the 10 consecutive trading days ending with the third trading day that precedes the Closing Date (the “Synchronoss Stock Price”). Each In the Money Option that is unvested, outstanding immediately prior to the Effective Time and held by a person other than a Continuing Employee shall not be assumed, substituted or converted by Parent and shall be canceled and extinguished for no consideration.
Each Company Option that has a per share exercise price that is greater than the Per Share Merger Consideration, and each In the Money Option that is unvested and held by a person other than a continuing Company employee will be canceled and extinguished for no consideration.
The treatment of Company Options pursuant to the Merger Agreement was approved by the Company Board.
The table below sets forth, for each of the Company’s executive officers and directors, the effect of the foregoing provisions of the Merger Agreement on the vested and unvested In the Money Options held by each such executive officer and director, as of December 12, 2016 with the estimated total cash payment or cash value (as the case may be) in respect of In the Money Options, based on the following: (i) the aggregate number of Shares subject to such In the Money Options and (ii) the value of such In the Money Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Per Share Merger Consideration over the per share exercise prices of such In the Money Options held by the individual by the number of Shares subject to such In the Money Options.

	In the Money Options
Name	Number of Shares Underlying Vested Options	Estimated Cash Payment for In the Money Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price Per Share of Unvested Options	Estimated Total Cash Value of Unvested Options
Ronald W. Hovsepian	1,534,375	$10,539,687	15,625	$6.58	$100,312
Christopher J. Lafond	49,189	$53,616	89,699	$11.91	$97,772
Aditya Joshi	35,633	$153,222	27,715	$8.70	$119,715
Leif O’Leary	69,583	$455,682	10,417	$6.96	$62,918
Scott N. Semel	90,000	$517,500	0	$0.00	$0
Brian J. Conway	0	$0	0	$0.00	$0
Peter Gyenes	0	$0	0	$0.00	$0
Thomas Hale	0	$0	0	$0.00	$0
Habib Kairouz	0	$0	0	$0.00	$0
Robert C. McBride	0	$0	0	$0.00	$0
Harsha Ramalingam	0	$0	0	$0.00	$0
J. Chris Scalet	0	$0	0	$0.00	$0
James Steele	0	$0	0	$0.00	$0
Patrick J. Wack, Jr.	100,000	$1,141,000	0	$0.00	$0
All of the Company’s current directors and executive officers as a group (14 persons)	1,878,780	$12,860,707	143,456	$10.35	$380,177
Treatment of Company Restricted Stock Units.
Outstanding Company restricted stock units that are held by continuing Company employees will be assumed by Parent (each, a “Rollover RSU”). Each such restricted stock unit assumed shall continue to have, and be subject to, the same terms and conditions as are in effect immediately prior to the Effective Time (including with respect to vesting), except that (i) such Rollover RSU shall be settled by the issuance of that number of whole shares of Synchronoss common stock equal to the product of the number of Shares that were issuable upon settlement of such Rollover RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the next whole number of shares of Parent common stock, with no cash being payable for any fractional share eliminated by such rounding) and (ii) Synchronoss’ board of directors or a committee thereof shall succeed to the authority of the Company Board or any committee thereof with respect to the Rollover RSUs and the Company’s equity incentive plans.
Each Company restricted stock unit that is outstanding immediately prior to the Effective Time and is held by a person other than a continuing Company employee shall not be assumed, substituted or converted by Parent and shall be canceled and extinguished for no consideration.
The treatment of Company restricted stock units pursuant to the Merger Agreement was approved by the Company Board.
The following table sets forth, as of December 12, 2016, the number of restricted stock units held by the Company’s executive officers (separately listing time vesting and performance vesting restricted stock units) and the aggregate value of each type of award, based upon the Per Share Merger Consideration.

	Restricted Stock Units
Name	Number of Time-Vesting RSUs	Value of Time-Vesting RSUs	Number of Performance Vesting RSUs (1)	Value of Performance Vesting RSUs (1)
Ronald W. Hovsepian	326,563	$4,245,319	475,000	$6,175,000
Christopher J. Lafond	130,869	$1,701,297	52,410	$681,330
Aditya Joshi	86,963	$1,130,519	38,400	$499,200
Leif O’Leary	49,438	$642,694	0	$0
Scott N. Semel	85,677	$1,113,801	21,100	$274,300
____________________
(1) Excludes performance vesting restricted stock units that are expected to be forfeited at the end of 2016 due to failure to attain the required performance metric.
With respect to restricted stock units the vesting of which is subject to performance conditions pertaining to the trading price of the Company’s shares, the applicable trading price performance conditions shall be equitably adjusted so as to relate to the trading price of Parent’s shares.
Potential Accelerated Vesting of Equity Awards
Pursuant to Mr. Hovsepian’s employment agreement (described below), his time-vesting Company restricted stock units will vest in connection with the Transactions and Mr. Hovsepian will receive the corresponding amount of Per Share Merger Consideration for the Shares represented by such RSUs. In addition, the equity award agreements for the new-hire equity awards made to Messrs. Lafond, Joshi and Semel provide that, in the event of change in control of the Company (which will occur in connection with the Transactions), they shall each be entitled to 100% accelerated vesting of their respective new-hire equity grant or grants immediately prior to the consummation of such change in control. The equity award agreements with the Company’s executive officers also generally (other than certain agreements with Mr. O’Leary) provide for 100% accelerated vesting upon termination of employment without cause or by the executive for good reason within twelve months following a change in control. Further, the Merger Agreement provides that in the event a Company employee’s employment is terminated without cause following the Transactions, the vesting of such employee’s equity awards may be fully accelerated (as determined by the Chief Executive Officer and Chairman of Parent). Accordingly, it is possible that each of the option and restricted stock unit awards represented in the above charts that are held by executive officers of the Company may vest in connection with the Transactions.
Employee Stock Purchase Plan
The Company maintains an employee stock purchase plan (“ESPP”), pursuant to which Company employees (including executive officers) may periodically purchase Company shares at a discount to the market price. Pursuant to the Merger Agreement, no new purchase periods shall be commenced under the ESPP and, to the extent the current purchase period is ongoing, it shall terminate immediately prior to the Merger (at which time any purchases under the ESPP shall be completed and the Shares acquired thereby shall be treated in the same manner as other Shares in the Merger).

Senior Executive Severance Plan
The Company maintains a Senior Executive Severance Plan that provides the Company’s executive officers (other than Mr. Hovsepian) with so-called “double-trigger” change in control benefits that are only payable if a participant is terminated under certain circumstances in connection with or within twelve months following a change in control (which will occur in connection with the Transactions). In such a case, the executive officer will be entitled to: (i) a lump-sum cash payment equal to 100% of his or her annual base salary; and (ii) a lump-sum cash payment equal to 100% of his or her target bonus for the year in which the termination of employment occurs; and (iii) continued participation for the executive and his or her eligible dependents in the Company’s health plans for twelve months (or the date upon which such executive becomes entitled to coverage by another employer or the date upon which the executive ceases to be eligible for COBRA, if sooner), with the Company paying the Company portion of the premium and the executive paying the employee portion of the premium.
Ronald W. Hovsepian
Mr. Hovsepian is a party to an employment agreement with the Company. The employment agreement provides, among other things, that upon a change in control of the Company (which will occur in connection with the Transactions), any unvested equity awards subject to time-based vesting held by Mr. Hovsepian will fully vest. Equity awards subject to the achievement of any performance-based conditions will only vest if the performance conditions have been met at the time of the change in control; if the conditions are not met, performance vesting restricted shares will be forfeited and performance vesting RSUs will be assumed by Parent, as described above. If Mr. Hovsepian’s employment is terminated in connection with or within one year following a change in control by the Company without cause or by Mr. Hovsepian for good reason (as determined in accordance with his employment agreement), Mr. Hovsepian shall be entitled to (i) a payment equal to 2.5 times the sum of his annual base salary at the rate in effect at termination plus his target annual bonus, (ii) continuation of his health benefits for one year (or such sooner date as he begins employment with another employer), (iii) twelve months of accelerated vesting of equity awards held by Mr. Hovsepian that are subject to time-based vesting, and (iv) with respect solely to his December 15, 2011 option award, extension of the post-termination exercise period for the vested portion of the option award until the earlier of twelve months following termination or the expiration date of the award.
Parent has announced that Mr. Hovsepian is expected to be appointed as Chief Executive Officer of Parent upon the closing of the Transactions. Although no employment agreement has been entered into between Parent and Mr. Hovsepian with respect to such service, it is possible that Parent and Mr. Hovsepian will enter into such an employment agreement prior to the consummation of the Transactions.
The chart below sets forth the estimated amount of the cash severance payment and the value of the employee benefits that each of the Company’s executive officers would receive in the event that such officer’s employment was terminated in connection with the closing of the Transactions under circumstances that entitled the officer to payments under the Senior Executive Severance Plan (or, in the case of Mr. Hovsepian, under his employment agreement with the Company).

	Cash Severance Payments
Name	Cash Severance Amount	Value of Continued Welfare Benefits
Ronald W. Hovsepian	$2,952,625	$10,549
Christopher J. Lafond	$$656,250	$4,832
Aditya Joshi	$35,000	$5,354
Leif O’Leary	$560,500	$10,792
Scott N. Semel	$450,000	$10,792
In addition to the foregoing, the Company has the discretion to terminate the employment of any of its executive officers without cause prior to the closing of the Transactions and to provide any executive officer who is so terminated with (i) full vesting of all of such individual’s equity awards and (ii) the severance payments and benefits to which such individual is entitled upon a termination without cause in connection with a change in control under the affected individual’s employment agreement or the Company’s Senior Executive Severance Plan, as applicable.
Employee Benefit Matters.
Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent will provide to each individual employed by the Company or one of its subsidiaries as of the Closing Date (each, a “Company Employee”), for so long as the Company Employee remains employed by the Surviving Corporation or any other affiliate of Parent, at least the same base salary and the same target annual bonus opportunity provided to such Company Employee immediately prior to the Effective Time. Parent has also agreed to provide each Company Employee who incurs a termination of employment during the one-year period immediately following the Effective Time with severance benefits that are no less favorable than the severance benefits to which such employee would have been entitled with respect to such termination under the severance policies of the Company and its subsidiaries as in effect immediately prior to the Effective Time or, if greater, the severance benefits provided to similarly situated employees of Parent.
Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
The Company’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.
The Company’s amended and restated by-laws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Company has entered into separate indemnification agreements with certain of its directors, officers and other employees that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, the Company is not obligated to indemnify such directors, officers or other employees in certain circumstances, including for any claim for which payment has been received by or on behalf of such director, officer or other employee under any insurance policy or other indemnity provision, in connection with most proceedings initiated by such directors, officers or other employees, and certain other situations.
This description of the indemnity agreements entered into between the Company and certain of its directors, officers and other employees is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(15) hereto, which is incorporated herein by reference.
The Merger Agreement contains provisions with respect to indemnification, advancement of expenses and exculpation from liabilities in favor of the Company’s and its subsidiaries’ current and former directors, officers and employees (each such person, a “Covered Person”). Specifically, Parent has agreed that to honor indemnification agreements made available to Parent and indemnification, advancement of expenses and exculpation provisions contained in the Company’s and its subsidiaries’ organizational documents as in effect on the date of the Merger Agreement, with respect to matters occurring prior to or at the Effective Time. The Merger Agreement also provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable in each case to the Covered Persons as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the Covered Persons, unless such modification is required by applicable law.
In addition, Parent has agreed that, for six years following the Effective Time, it will and will cause the Surviving Corporation to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each current and former director and officer of the Company and its subsidiaries (each such person, an “Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative arising out of or pertaining to the fact that the Indemnified Party is or was a director or officer of the Company or any subsidiary of the Company or is or was serving at the request of the Company or any subsidiary of the Company as a director or officer of another person at any time at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that, for six years following the Effective Time, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation or bylaws, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. Further, the Surviving Corporation will cooperate in the defense of any such matter.

Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, the Company’s or its subsidiaries’ existing policies of directors’ and officers’ liability insurance covering Indemnified Parties or provide substitute policies for the benefit of the Indemnified Parties of not less than the existing coverage and having other terms not less favorable to the insured persons than the existing policies, to the extent that directors’ and officers’ liability insurance coverage is commercially available; however, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies, annual premiums in excess of 300% of the most recently paid annual premium for the existing policies. In lieu of the foregoing, the Company may purchase a six-year prepaid “tail” directors’ and officers’ liability insurance policy in an amount not less than the existing coverage and to have other term not less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).
The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and Parent, and are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Covered Persons and Indemnified Persons) and his or her heirs or representatives.
Possible Post-Transaction Employment of Executive Officers
Parent has announced that Mr. Hovsepian is expected to be appointed as Chief Executive Officer of Parent upon the closing of the Transactions. While, as of the date of this Schedule 14D-9, neither Mr. Hovsepian nor any of the Company’s other directors or executive officers has entered into any agreement or arrangement with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with certain of the Company’s management in the future. Neither the Offer nor the Merger is conditioned upon Mr. Hovsepian or any other director or executive officer entering into any such agreement or arrangement. For more details regarding discussions between Parent and Mr. Hovsepian, please see “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background and Reasons for the Company Board’s Recommendation—Background of the Transactions.”
Section 16 Matters
Pursuant to the Merger Agreement, Parent and the Company will take all steps reasonably necessary or advisable to cause any disposition of shares of Company Common Stock or shares of the Company’s preferred stock, par value $0.001 per share (the “Company Preferred Stock”), or any acquisition of the common stock of Parent, resulting from the Transactions by each individual subject to the reporting requirement of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.
Potential for Future Arrangements
To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Merger Sub, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
Recommendation of the Company Board.
The Company Board, during a meeting held on December 5, 2016, by unanimous vote determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, advisable and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries), adopted and approved the Merger Agreement, Support Agreements and the Transactions, including the Offer and the Merger, recommended that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and further resolved that, subject to completion of the Offer, the Merger be effected under Section 251(h) of the DGCL.
Accordingly, the Company Board unanimously recommends that Company stockholders accept the Offer and tender their Shares in the Offer.
Background and Reasons for the Company Board’s Recommendation.
Background of the Transactions.
The Company Board and Company management team regularly review and assess the Company’s business strategies and objectives, and the Company Board regularly reviews and discusses the Company’s performance, risks and opportunities, all with the goal of enhancing stockholder value. The Company Board and Company management team use both internal resources and external advisors, including J.P. Morgan Securities LLC (“J.P. Morgan”) and other nationally known financial advisory firms, as the Company’s financial advisors in connection with these reviews and assessments and other matters.
At its regular meeting in July 2015, the Company Board, with the assistance of financial advisors and Company management, reviewed the Company’s operating strategy and priorities, performance and long-range financial and operational plans and also considered the possibility of potential strategic and financial alternatives that might be available to the Company. It was the consensus of the Company Board that Company management, in addition to executing its proposed strategic and operational plans for the growth of the Company’s business, should also pursue potential strategic partnering opportunities that could complement, enhance or expand the Company’s current business should any such opportunities become available.
Prior to engaging J.P. Morgan in September 2016 to assist with a possible acquisition transaction as described below, the Company had from time to time since July 2015 engaged in high-level discussions with other companies concerning possible partnering arrangements or other transactions, but such discussions did not result in any formal proposals. Representatives of the Company had, on multiple occasions, including in January 2016 and July 2016, contacted representatives of a competitor of the Company, “Party A,” in an effort to explore Party A's interest in a partnering or other business arrangement with the Company. Party A did not respond to the Company's outreach to engage in any discussions.
In May 2016, Ronald W. Hovsepian, the Company’s President and Chief Executive Officer, received an unsolicited e-mail from an executive search firm with respect to a possible role as Chief Executive Officer of Parent. Mr. Hovsepian initially declined to pursue the position but was subsequently contacted by the executive search firm, which indicated that Stephen G. Waldis, the Chief Executive Officer of Parent, requested to speak with Mr. Hovsepian.
On June 12, 2016, Mr. Waldis contacted Mr. Hovsepian and they spoke by phone concerning a possible employment arrangement between Mr. Hovsepian and Parent.
Mr. Hovsepian and Mr. Waldis continued to speak over the next several weeks concerning the possible role of Mr. Hovsepian as a board member or Chief Executive Officer of Parent. As part of these discussions, Mr. Hovsepian communicated to Mr. Waldis that, while Mr. Hovsepian was not interested in pursuing the positions at that time, he believed that there were sufficient potential benefits for partnering arrangements between the Company and Parent to warrant additional discussions between the parties to explore the same, independent of whether or not Mr. Hovsepian would consider serving as a board member or Chief Executive Officer of Parent.
At its scheduled meeting on June 14, 2016, the Company Board, with the assistance of Company management, reviewed expected economic, competitive and other market conditions affecting the Company’s business and the status of various strategic partnership opportunities.
On June 22, 2016, Mr. Waldis and other representatives of Parent met with Mr. Hovsepian and other members of Company management to discuss a possible strategic partnership. Additional meetings took place between Mr. Hovsepian and senior management of Parent on June 30, 2016.
In late June 2016, Mr. Hovsepian raised with the Company’s lead independent director, Mr. Hovsepian's discussions with representatives of Parent as to possible partnering arrangements and Parent's interest in Mr. Hovsepian serving as a board member or Chief Executive Officer of Parent.
On July 15, 2016, Parent and the Company signed a mutual non-disclosure agreement to continue discussions regarding a potential business relationship.
At its regular meetings on July 26 and 27, 2016, the Company Board, with the assistance of Company management, reviewed the Company’s current strategy and long-range financial and operational plans as well as potential strategic and financial alternatives that might be available to the Company, including continuing as an independent entity. At the Company Board’s invitation, representatives of J.P. Morgan and another investment banking firm of national reputation presented their respective analyses concerning the Company’s business as well as various potential strategic and financial alternatives. Additionally, representatives of J.P. Morgan and the other investment banking firm discussed their preliminary analyses regarding potential strategic alternatives for the Company. The Company Board discussed the various alternatives, which included a possible sale of the Company and remaining independent. The Company Board also discussed various inquiries that had been made to the Company by interested parties. In its discussions, the Company Board considered the impact of first and second quarter 2016 financial performance and weighed the Company's and business strategies against the complexity and short- and long-term risks of continuing to execute Company management’s plan. Following discussion, the Company Board determined that, in parallel to execution of Company management’s plan, it was also appropriate to assess the Company's potential strategic alternatives, including a possible sale of the Company. The Company Board directed Company management to move forward with discussions with J.P. Morgan to assist in evaluating potential prospects as well as inquiries from parties who had expressed an interest in potentially acquiring the Company. On July 27, 2016, the Company's stock price closed at $6.73 per share.
On August 18, 2016, Mr. Waldis and other representatives of Parent met again with Mr. Hovsepian and other members of Company management to discuss further details concerning possible partnering arrangements between Parent and the Company.

On September 8, 2016, the Company Board held a telephonic meeting, attended by members of Company management and representatives of J.P. Morgan. Representatives of J.P. Morgan presented their views on market conditions for a sale of the Company, illustrative timing for a sales process and potential parties that might be viable candidates, including Parent. Following discussion, the Company Board authorized J.P. Morgan to contact potential interested buyers.
Following the September 8, 2016 Company Board meeting, the Company engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”) as its legal counsel in connection with its review of strategic alternatives.
During September and October of 2016, J.P. Morgan communicated with 28 total potential counterparties. J.P. Morgan contacted 27 parties (including Parent) to solicit potential interest in acquiring the entire Company. The parties contacted consisted of 16 potential strategic buyers and 11 potential financial buyers, which parties were generally selected on the basis of, among other things, being viewed as having the potential interest, financial resources and industry experience to acquire the Company and taking into account the financial buyers' ability to finance such an acquisition. In addition to the 27 parties, one other potential strategic buyer, “Party B,” expressed interest and was included in the process. J.P. Morgan had not initially contacted Party B, as Party B was already engaged in another significant transaction.
The Company determined not to contact Party A due to its position as a close competitor of the Company, its failure to respond to the Company's earlier expressed interest in pursuing discussions as to a potential transaction or other arrangement between the Company and Party A and concerns about its ability to finance a transaction. One of the potential financial buyers solicited, “Party C,” had requested to partner with Party A in submitting a bid to acquire the Company. After considering the risks and complexities associated with such an arrangement including complexities with separating a business that is operated on a single software platform, the Company Board authorized Party C and another strategic potential buyer solicited, “Party D,” to partner in submitting an indication of interest. Both parties subsequently declined to participate further in the process.
One of the potential strategic buyers solicited, “Party E,” had initially expressed interest in acquiring the Company but thereafter, citing its own internal reasons not to move forward in the process, cancelled a meeting with Company management and did not execute a non-disclosure agreement with the Company. One other potential strategic buyer solicited, “Party F,” had indicated that it was not interested in pursuing a potential transaction. Following subsequent discussions with representatives of J.P. Morgan, Party F changed its view; however, Party F ultimately determined that it was unwilling to execute the Company's form of non-disclosure and standstill agreement and therefore did not continue in the process. In the week prior to the Company entering into exclusivity with Parent as described below, representatives of J.P. Morgan repeatedly reached out to Party F, but Party F did not express any interest in discussing a potential bid any earlier than November 14, 2016, at which point the Company went into exclusive discussions with Parent.
Three other potential financial buyers, “Party G,” “Party H,” and “Party I,” also continued in the process. All other parties solicited declined to participate further in the process.
Of these 28 total potential counterparties, 12 entered into non-disclosure and standstill agreements with the Company regarding a potential transaction and nine met with members of Company management, in each case including Parent and Parties B, D, G, H and I.
On September 13, 2016, Mr. Hovsepian met with Mr. Waldis and other representatives of Parent to further discuss possible partnering opportunities, and that evening met with Mr. Waldis and other representatives of Parent over dinner. Mr. Hovsepian informed the attendees that he wished to keep the focus of the meetings on the possible partnering opportunity and defer all discussions of a possible board or Chief Executive Officer role with Parent until such time, if any, as would be appropriate.
On September 16, 2016, the Company Board met telephonically to receive an update on the sale process. Representatives of J.P. Morgan attended and updated the Company Board on discussions with potential buyers and the status of the execution of non-disclosure agreements with such buyers. At that meeting, Mr. Hovsepian formally disclosed to all directors the discussions that representatives of Parent had with him concerning a possible role as a Chief Executive Officer of Parent (which discussions had previously been disclosed to certain members of the Company Board, including the lead independent director). Mr. Hovsepian informed the Company Board that he had advised representatives of Parent that he was not in a position to discuss any such possible role and requested that they communicate with the Company's investment bankers with respect to any interest in acquiring the Company.
Representatives of J.P. Morgan contacted representatives of Parent on September 19, 2016 and invited them to participate in the sale process.
On September 21, 2016, the Company formally executed an engagement letter with J.P. Morgan, effective as of July 28, 2016, engaging J.P. Morgan as its financial advisor in connection with a possible strategic transaction.
On September 21, 2016, Parent and the Company entered into a non-disclosure and standstill agreement.
Representatives of Parent met with members of Company management on October 4, 2016. At the meeting and over the course of the next several weeks, representatives of the Company and J.P. Morgan exchanged due diligence information with representatives of Parent and Parent’s prospective lenders.

On October 20, 2016, Parent delivered a preliminary, non-binding indication of interest to acquire the Company at a proposed price of $11.50 per share in cash, subject to, among other things, additional due diligence. The indication of interest noted that Parent had received letters from proposed debt financing sources with respect to their confidence in Parent's ability to finance the transaction.
During the week of October 24, 2016, Party B expressed interest in acquiring only a portion of the Company’s business and requested to partner with another bidder. The Company Board considered Party B's request and, due to Party B's position as a close competitor of the Company and the complexities and uncertainties, including as to feasibility and timing, that Party B's potential transaction structure would present, declined the request and determined not to further pursue discussions with Party B.
On October 27, 2016, the Company Board met at its regular meeting and discussed the proposal received from Parent and received an update on the sale process. Representatives of J.P. Morgan attended the meeting and, in their presentation, summarized the financial elements of Parent’s indication of interest and provided a financial analysis of the price per share contemplated by Parent's indication of interest as compared to the historical trading performance of the Shares and an illustrative valuation of the Company across various metrics based on estimated Company performance. Representatives of J.P. Morgan also provided an update on their discussions and meetings with potential buyers and the status of the execution of non-disclosure agreements with such buyers. The Company Board discussed the indication of interest from Parent and then determined to continue discussions with Parent and each of Parties G, H and I. The Company Board directed J.P. Morgan to seek to increase Parent's proposed price.
On November 3, 2016, Party G orally communicated to representatives of J.P. Morgan a non-binding indication of interest to acquire the Company for $10.00 per share in cash, indicating that it was unlikely to be able to increase the price it had proposed. After a representative of J.P. Morgan referenced that the $10.00 per share indication was approximately the then current market trading price, Party G indicated that it would not be able to increase meaningfully the price it had proposed and that it believed $10.00 was a reasonable value for the Company based on its analysis.
On November 4, 2016, following discussion with representatives of J.P. Morgan, Parent submitted an oral indication of interest increasing the price per share to $12.00 per share in cash. Over the course of the next few days, representatives of J.P. Morgan held further discussions with PJT Partners LP, Parent's financial advisor, to seek a further price increase.
On November 7, 2016, following discussion with representatives of J.P. Morgan and members of Company management, Party H orally communicated to representatives of J.P. Morgan a non-binding indication of interest to acquire the Company for $11.00 per share in cash, indicating that it was unlikely to increase its price per share significantly beyond that proposed and in any event would not increase its price per share to $12.00.
Later on November 7, 2016, the Company Board met telephonically to discuss the revised indication of interest received from Parent and the oral indications of interest from Parties G and H as well as receive an update on the sale process from members of Company management and representatives of J.P. Morgan. Following discussion, the Company Board directed Company management and representatives of J.P. Morgan to seek a price per share from Parent closer to $13.00 per share.
On November 9, 2016, Parent submitted an oral indication of interest that increased the price per share to $12.40 per share in cash, requesting that the Company enter into exclusive discussions with Parent. Parent indicated that while the Company was its preferred alternative, if it was unable to reach agreement on price and on a timetable that would allow it to announce an offer in 2016, Parent would feel compelled to pursue other strategic alternatives to further advance its stated strategic objectives.
On November 10, 2016, the Company Board met telephonically to discuss the revised indication of interest received from Parent and receive an update on the sale process from members of Company management and representatives of J.P. Morgan. The Company Board discussed Parent's revised indication of interest as well as the status of negotiations with other parties still involved in the process. The Company Board considered that only three indications of interest had been received and that representatives of Party G and Party H had communicated that they were unlikely to materially increase their respective bids. Following discussion, in view of the value of Parent's indication of interest relative to other indications of interest received, the Company Board authorized Company management to indicate willingness to work towards an agreement at $12.75 per share on a timetable consistent with Parent’s previously stated objectives and, if requested, to enter into exclusivity with Parent, provided that Parent increase its price to at least $12.75 per share.
Following the meeting, at the Company Board's direction Mr. Hovsepian contacted Mr. Waldis and communicated that the Company would be willing to work towards a transaction announcement in early December, however Parent would need to increase its bid to at least $12.75 per share. During the discussion, Mr. Hovsepian agreed the Company Board would be willing to grant exclusivity if Parent increased its bid to at least $12.75 per share.
On November 11, 2016, Mr. Waldis called Mr. Hovsepian and orally submitted an indication of interest increasing the price per share to $12.75 per share in cash, indicating that this was its best and final price, and required exclusivity through a target deal announcement date of December 6, 2016 as a condition to moving forward with negotiations.
On November 11, 2016, the Company Board met telephonically to discuss the further revised indication of interest received from Parent. Members of Company management and representatives of J.P. Morgan attended the meeting and updated the Board on the discussions that led to Parent’s revised indication of interest, including the demand for exclusivity and the proposed timetable for announcing a transaction. J.P. Morgan offered its view that the parties other than Parent who remained in the process appeared to be unwilling or unable to proceed and that Parties G and H had communicated prices that were significantly below the price per share included in Parent's indication of interest. The Company Board discussed Parent's revised indication of interest and the period of exclusivity and authorized Company management to enter into exclusive negotiations with Parent until December 6, 2016.
On November 12-13, 2016, Skadden, Arps and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson”), legal counsel to Parent, on behalf of their respective clients, exchanged forms of merger agreements providing for an acquisition of the Company by Parent. Among other differences, the forms of merger agreements differed in the detail of representations and warranties, extent of interim covenants, provisions relating to the Company Board's ability to change its recommendation and termination fee triggers. Parent's form also required certain Company stockholders to enter into tender and support agreements with respect to the transaction.
On November 14, 2016, the Company entered into an agreement with Parent granting Parent exclusivity until December 6, 2016. Also on that date, prior to the grant of exclusivity to Parent, representatives of J.P. Morgan informed each of Parties G and H that the Company was not pursuing such party's bid. In addition, neither the Company nor representatives of J.P. Morgan had any further discussions with Party I following the Company's grant of exclusivity to Parent.
In connection with the grant of exclusivity, Company management provided access for Parent to the virtual data room that the Company had created in connection with the process. Throughout the process leading to the execution of the Merger Agreement, the virtual data room was updated with new information, including, without limitation, specific information requested by Parent and its prospective lenders.
On November 20, 2016, Skadden, Arps sent a revised draft of Parent's form of merger agreement, or the Merger Agreement, to Gunderson that included, among other things, revisions to the scope of the Company’s representations and warranties and certain changes to the treatment of equity provisions and employees, the terms of the non-solicitation covenant, the scope of the interim operating covenants, the circumstances under which the Merger Agreement could be terminated and under which the termination fee would be payable and the level of cooperation with Parent that would be required of the Company in obtaining Parent's financing.
On November 24, 2016, Gunderson sent a revised draft of the Merger Agreement to Skadden, Arps together with a draft form of Support Agreement. The draft Merger Agreement included, among other things, provisions limiting the Company’s ability to specifically enforce the consummation of the Offer and the Merger in the event of a failure of Parent’s debt financing and providing for a reverse termination fee in the event Parent failed to consummate the Offer and the Merger. Among other things, the draft form of Support Agreement contemplated events of termination limited to termination of the Merger Agreement and the effective time of the Merger. On November 29, 2016, Skadden, Arps sent to Gunderson a revised draft of the Merger Agreement that, among other things, indicated that the limitations on the Company's ability to specifically enforce consummation of the transactions and the concept of a reverse termination fee remained open items at that time.
On November 30, 2016, the Company Board held a telephonic meeting, attended by members of Company management and representatives of Skadden, Arps and J.P. Morgan. The Company Board, with input from Company management and J.P. Morgan, evaluated the continued operation of the Company as an independent, standalone public company and the risks associated with the execution of Company management’s plan. Among other things, the Company Board considered the possible impact that a downturn in mergers and acquisitions or potential interest rate increases could have on growth anticipated by the plan. The Company Board discussed that, given the significance of the risks associated with the management plan and the potential for a downturn in the business due to outside economic factors, a sale of the Company at the price that appeared to be obtainable from Parent appeared to be a preferable alternative. In this context, the Company Board received an update as to status of negotiations with Parent, including as to Parent’s demand to limit the Company’s remedies in the event of a failure of Parent’s debt financing. The Company Board weighed the risks of the proposed revised structure and the benefits of the transaction generally. Representatives of J.P. Morgan offered their views that a failure of debt financing would be a significant issue for Parent given the relative size of the proposed acquisition to Parent. The Company Board discussed the feasibility of pursuing concessions to Parent’s proposed terms of the Merger Agreement and other transaction documents to minimize the conditionality of the transaction, as well as an increase in the proposed offer price. Following discussion, the Company Board determined to move forward with the proposed revised structure, provided that representatives of the Company’s management, together with J.P. Morgan and Skadden, Arps, seek such concessions in the Merger Agreement and Parent increase the price it would pay for the Company.
On December 1, 2016, the Company, Parent and their respective representatives continued to negotiate the terms of the Merger Agreement and the form of Support Agreement. During those discussions in response to the Company's request to further increase Parent's bid and in the context of negotiating resolution of certain open points on the Merger Agreement, Parent orally increased its proposed offer price from $12.75 per share to $13.00 per share and proposed a reverse termination fee that would represent 6% of the Company’s equity value. Parent indicated that $13.00 per share was its best and final price.
Between December 2, 2016 and December 5, 2016, representatives of Skadden, Arps and Gunderson continued to negotiate and exchange drafts of the Merger Agreement and other transaction documents and the parties negotiated proposals with respect to items that remained open in these agreements. On December 2, 2016, Parent raised the possibility of including Mr. Hovsepian's name in the press release announcing the transaction as the possible Chief Executive Officer of Parent following the transaction and, as a result,

Mr. Hovsepian resumed conversations concerning the possible role, but no discussions concerning compensation occurred or any agreements concerning the possible role were reached.
On the evening of December 5, 2016, the Company Board held a telephonic meeting, attended by members of Company management and representatives of Skadden, Arps and J.P. Morgan, in connection with which the Company Board had received a package of materials that included, among other things, current drafts of the Merger Agreement, form of Support Agreement and Parent's debt commitment letters. Members of Company management and representatives of Skadden, Arps updated the Company Board on the status of negotiations with Parent, noting that there were still several open issues under the Merger Agreement. Among other things, such open items still subject to negotiation included the triggering events for the termination and reverse termination fees, the definition of a "superior proposal" and the process for responding to an "acquisition proposal." The Company Board was advised that the draft Merger Agreement included termination fee and reverse termination fee amounts that represented approximately 3% and 6% of the Company’s equity value, respectively. Representatives of Skadden, Arps then reviewed with the Company Board the directors’ fiduciary duties in connection with consideration of a potential sale of the Company and the terms of the draft Merger Agreement, the Support Agreements and the debt commitment letters relating to Parent’s proposed debt financing. At the request of the Company Board, representatives of J.P. Morgan then reviewed and discussed its financial analyses. The Company Board also reviewed certain hypothetical upside and downside scenarios illustrating possible impact on growth anticipated by Company management's plan. Mr. Hovsepian then updated the Board on recent discussions that representatives of Parent had with him concerning the post-transaction executive team of Parent, including with respect to Mr. Hovsepian’s possible role as Chief Executive Officer of Parent following the closing of the proposed transaction. The Company Board then discussed the proposed transaction. Following discussion, the Company Board directed Company management, J.P. Morgan and Skadden, Arps to continue negotiations with Parent and Gunderson to determine if agreement could be reached on the open issues under the Merger Agreement. The Company Board recessed to permit Company management and the representatives time to seek resolution on the open points in the transaction agreements.
Throughout the evening of December 5, 2016, representatives of the Company and Parent, assisted by their respective legal counsel, continued to negotiate and finalize the proposed terms of the Merger Agreement and the form of Support Agreement.
Still later on the evening of December 5, 2016, the Company Board reconvened its telephonic meeting, which was also attended by members of Company management and representatives of Skadden, Arps and J.P. Morgan. During the meeting, members of Company management and representatives of Skadden, Arps updated the Company Board on the proposed resolution of the various open issues under the Merger Agreement, including with respect to the financing covenants and the circumstances under which the termination fee and reverse termination fee were payable. Thereafter, at the request of the Company Board, J.P. Morgan orally rendered its opinion to the Company Board (which was subsequently confirmed in a written opinion addressed to the Company Board dated December 5, 2016), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by J.P. Morgan in preparing its opinion, the consideration of $13.00 per share to be received by the holders of Shares in the proposed transaction was fair to such holders from a financial point of view. Following these discussions, the Company Board determined that the proposed transaction with Parent and Merger Sub was advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, and unanimously voted to approve the Merger Agreement and recommend that the Company’s stockholders tender their Shares into the Offer.
Also on December 5, 2016, following the meeting of the Company Board, the Company, Parent and Merger Sub executed the Merger Agreement and the appropriate parties executed and delivered the Support Agreements. Parent also delivered to the Company executed copies of a debt commitment letter and a related redacted fee letter in connection with its contemplated debt financing.
On December 6, 2016, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.
On December 8, 2016, the Company received an unsolicited, non-binding indication of interest from a potential financial buyer, “Party J,” for an acquisition of the Company at $13.50 per share, which indication of interest provided that Party J desired to commence a due diligence process and that the purchase price would be funded through a combination of equity capital and third party debt pursuant to debt commitment letters to be obtained prior to execution of a definitive merger agreement.
On December 15, 2016, the Company entered a non-disclosure agreement with Party J to enable the Company to provide information concerning the Company in connection with Party J's due diligence process and to enter into discussions regarding Party J's indication of interest. Party J's due diligence is ongoing, and the Company Board has taken no position as to the advisability or desirability of such indication of interest.
As disclosed above, on December 5, 2016, the Company Board unanimously recommended that Company stockholders accept the Parent Offer and tender their Shares in the Parent Offer, and has not withdrawn its recommendation.
Reasons for the Recommendation.
In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisor, including the following material factors (not in any relative order of importance), each of which the Company Board believes supported its determinations:

•
Cash Tender Offer; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger will be all cash and considered the certainty of value and liquidity of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered:

•
the fact that the Offer Price of $13.00 per Share constitutes a 51% premium to the six-month volume-weighted average price of the Shares, a 109% premium to the 52-week low of the Shares, an 11% premium to the 52-week high of the Shares, and a 15.4% premium to the closing price of the Shares on December 5, 2016, the last full trading day prior to announcement of the transaction; and

•
the Company Board’s belief that, based on the history of the Company’s negotiations with Parent, it had obtained Parent’s best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•
J.P. Morgan Fairness Opinion. The Company Board considered the financial presentation and opinion, dated December 5, 2016, of J.P. Morgan Securities LLC (“J.P. Morgan”) to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $13.00 per Share consideration to be received in the Offer and the Merger by holders of Shares, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “— Opinion of the Company’s Financial Advisor” and as set forth in its entirety as Annex A hereto and incorporated herein by reference.

•
Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position in its industry and target markets, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Company Board also considered the prospective risks to the Company as a stand-alone entity, including, but not limited to, the financial condition and prospects of the Company and execution risk associated with management’s business plan for the Company, including, but not limited to, risks associated with any potential downturn in the volume of financial and strategic business transactions and projects in future periods.

•	Strategic Alternatives. The Company Board’s belief, after a comprehensive review of

•	other strategic opportunities reasonably available to the Company;

•
the results of the process through which the Company, with the assistance of its financial advisor, engaged in or sought to engage in discussions with other companies believed to be the most likely candidates to pursue a business combination with or acquisition of the Company, as more fully described above under “—Background of the Transactions”; and

•	the financial condition and prospects of the Company and management’s business plan for the Company;
in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that a sale of the Company through consummation of the Offer and the Merger represents the Company’s best reasonably available prospect for maximizing stockholder value.

•
Negotiation of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process, at arm’s length between the Company and Parent, with the assistance of their respective legal and financial advisors.

•
Speed and Likelihood of Consummation. The Company Board considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transactions), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same Offer Price as is paid pursuant to the Offer. The Company Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•
the fact that, subject to its limited rights to terminate the Offer, Merger Sub is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Tender Condition, which cannot be waived without the prior written consent of the Company;

•
the fact that certain stockholders of the Company, solely in their capacities as stockholders, have agreed, pursuant to and subject to the conditions of the Support Agreements, to tender their Shares, representing approximately 28.4% of the outstanding Shares as of December 5, 2016, into the Offer;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

•	the fact that there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act;

•
the business reputation, capabilities and financial condition of Parent, and the Company Board’s belief that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•
the Company’s ability, subject to the limitations and conditions in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and/or Merger Sub and to enforce specifically the terms of the Merger Agreement.

•
Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, as more fully described in “The Transaction Agreements—The Merger Agreements” in the Offer to Purchase. Certain provisions of the Merger Agreement that the Company Board considered important included (not in any relative order of importance):

•
Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Merger Sub accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer, the Company Board may, if prior to taking such actions the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) that an unsolicited acquisition proposal from a third party is or could reasonably be expected to lead to a Superior Proposal, as defined in the Merger Agreement, and that the failure to take such actions would reasonably be expected to be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable law, enter into discussions or negotiations with such third party and make available non-public information regarding the Company (as more fully described in “The Transaction Agreements —The Merger Agreement—Limitations on Consideration of Other Acquisition Proposals” in the Offer to Purchase).

•
Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. If the Company Board concludes in good faith, after consultation with its financial and legal advisors, that an unsolicited acquisition proposal constitutes a Superior Proposal and that the failure to do so would be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable law, and provided the Company Board complies with certain other requirements set forth in the Merger Agreement, the Company Board may take a number of actions, including withholding, withdrawing, qualifying, amending or modifying its recommendation to stockholders concerning the Offer and the Merger and agreeing to, accepting, approving, endorsing or recommending to stockholders such Superior Proposal. The Company may also, provided that it complies with certain requirements set forth in the Merger Agreement, terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Proposal, subject to the Company’s payment to Parent of a termination fee of $24,618,000 (which the Company Board believes is reasonable and not likely to deter any potential bidder from making a competing acquisition proposal) (as more fully described in “The Transaction Agreements —The Merger Agreement—Limitations on Consideration of Other Acquisition Proposals” in the Offer to Purchase). The Company Board further considered that the Support Agreements would not preclude the Company from accepting a Superior Proposal because the Support Agreements would terminate upon a change in the Company Board recommendation in accordance with the Merger Agreement.

•
Change of Recommendation in Response to an Intervening Event. If the Company Board, other than in connection with a Superior Proposal, concludes in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable law, and provided the Company Board complies with certain other requirements set forth in the Merger Agreement, the Company Board may, in response to an Intervening Event, as defined in the Merger Agreement, take a number of actions, including withholding, withdrawing, qualifying, amending or modifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in “The Transaction Agreements —The Merger Agreement—Limitations on Consideration of Other Acquisition Proposals” in the Offer to Purchase). An Intervening Event is generally, with some exceptions, a material fact, event and/or circumstance that has developed since the date of the Merger Agreement that was previously unknown by the Company and that was not reasonably foreseeable as of the date of the Merger Agreement. Parent is entitled to terminate the Merger Agreement in the event that the Company Board changes its recommendation for any reason (including due to an Intervening Event), in which event the Company will have an obligation to pay to Parent the termination fee of $24,618,000 (as more fully described in “The Transaction Agreements —The Merger Agreement—Limitations on Consideration of Other Acquisition Proposals” in the Offer to Purchase).

•
Specific Performance and Monetary Damages. In the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so, the Company will be entitled, subject to the limitations and conditions in the Merger Agreement, to seek specific performance or monetary damages, provided that the Company will not be entitled to seek specific enforcement of Parent’s and Merger Sub’s obligation to consummate the Offer and the Merger if Parent’s financing is unavailable. In the event the transactions are not consummated in certain circumstances, including in connection with the unavailability of Parent’s financing, Parent will be required to pay the Company a reverse termination fee of $49,236,000 (as more fully described in “The Transaction Agreements —The Merger Agreement—Termination of the Merger Agreement,” “The Transaction Agreements —The Merger Agreement—Termination Fee” and “The Transaction Agreements —The Merger Agreement—Specific Performance” in the Offer to Purchase), which reverse termination fee would constitute the sole remedy of the Company for such failure to consummate the transactions.

•
End Date. The end date of March 31, 2017 on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Parent and Merger Sub to use their respective reasonable best efforts to consummate the Offer and the Merger in the most expeditious manner practicable.

•
Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “ITEM 8. ADDITIONAL INFORMATION—Appraisal Rights.”

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:

•	the market price of the Shares;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination fee payment to Parent; and

•	the Company’s ability to attract and retain key personnel.

•
Restrictions on Soliciting Proposals. The Company Board considered that the Merger Agreement imposes restrictions on soliciting acquisition proposals from third parties, including the absence of an explicit “go shop” provision.

•
Future Growth. The Company Board considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company and the Company’s stockholders will no longer participate in the future growth and profits of the Company or benefit from any increases in the value of the Shares.

•
Transaction Costs. The Company Board considered that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger.

•
Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees, including possible effects on the Company’s ability to attract and retain key personnel while the transaction is pending. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger.

•	Litigation Risk. The Company Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•
Termination Fee. The Company Board considered the termination fee of $24,618,000 that may become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal, and the risk that the amount of the termination fee could deter potential alternative acquisition proposals.

•
Financing Failure. The Company Board considered that, while Parent’s receipt of financing is not a condition to the Offer or the Merger, the Company will not be permitted to seek specific enforcement of Parent’s and Merger Sub’s obligation to consummate the Offer and the Merger if such financing is unavailable, and that in such an event Parent’s obligation to pay the reverse termination fee of $49,236,000 would be the Company’s sole remedy (as more fully described in the sections “The Transaction Agreements —The Merger Agreement—Termination of the Merger Agreement,” “The Transaction Agreements —The Merger Agreement—Termination Fee” and “The Transaction Agreements —The Merger Agreement—Specific Performance” in the Offer to Purchase).

•
Risk that the Minimum Tender Condition Might Not Be Satisfied. The Company Board considered the possibility that the Company’s stockholders will tender an insufficient number of Shares to meet the Minimum Tender Condition, and the fact that Purchaser’s obligation to extend the Offer if the Minimum Tender Condition is not satisfied as of the expiration date of the Offer (and all other conditions to the Offer are satisfied or waived) is limited to an aggregate extension of 20 business days.

•
Risk that the Appraisal Condition Might Not Be Satisfied. The Company Board considered the possibility that the Company’s stockholders could demand appraisal rights with respect to greater than 28.4% of the Shares outstanding as of immediately prior to the expiration of the Offer and thereby cause the Appraisal Condition not to be satisfied.

•
Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company”.

•
Regulatory Approval and Risk of Pending Actions. The Company Board considered the risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals, in the United States, and the fact that the obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no order by any governmental entity or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger or providing for a material antitrust restraint, and that there be no pending litigation by any governmental entity seeking the foregoing.

•
Offer and Merger Consideration Taxable. The Company Board considered the fact that the gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Parent and Merger Sub have entered into the Support Agreements with certain stockholders who have pledged to tender all of their Subject Shares. As of December 5, 2016, approximately 28.4% of the outstanding Shares are subject to the Support Agreements.
Certain Financial Projections
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections, though the Company has in the past provided investors with quarterly and full-year financial guidance that may cover areas such as revenue and earnings per share, among other items, which it may update from time to time during the relevant year. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain nonpublic unaudited prospective financial information that was made available to the Company Board in connection with its consideration of potential strategic transactions and also provided by the Company’s management to J.P. Morgan in connection with the rendering of its opinion to the Company Board and performing its related financial analyses. In addition, the Management Plan, as described below (and excluding extrapolations therein), was provided to bidders who received a management presentation in connection with their due diligence review of a possible transaction.

The base set of financial projections prepared by Company management (the “Management Plan”) and the various illustrative hypothetical scenarios described below (collectively, with the Management Plan, the “Projections”) were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, the Company’s independent registered accounting firm or any other independent accountants. The summary of the Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Company Board and to J.P. Morgan to evaluate the transactions contemplated by the Merger Agreement. The Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
The Management Plan was prepared by the Company’s management based on certain assumptions they believed to be potentially achievable. The Management Plan reflects numerous proprietary estimates and assumptions made by the Company’s management including, among other things, that M&A revenue growth in 2017 would be similar to 2016 before moving back towards its long-term average of 10%, that enterprise revenue would experience accelerated growth driven by increased sales productivity and higher rates of product adoption, that DCM revenue would continue to decline at approximately 5% per year, that the overall economic environment would not change materially during the projected period, and that the Company could effect a significant reduction in general and administrative expenses. All of these factors are difficult to predict and many are beyond the Company’s control. Important factors that may affect actual results and result in the Management Plan not being achieved include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties detailed in the Company’s public periodic filings with the SEC. The Management Plan also reflects assumptions as to certain business decisions that are subject to change.
Accordingly, there can be no assurance that the Management Plan will be realized, and actual results may vary materially from those shown. The inclusion of the Management Plan and the other Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or Merger Sub or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Plan or the other Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. None of the Company, Parent or Merger Sub or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Management Plan, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Plan or the other Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Plan or the other Projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent or Merger Sub, intends to make publicly available any update or other revisions to the Management Plan or the other Projections.
The Management Plan for the years 2016–2019 is summarized below:

	Management Plan
	Fiscal years ending December 31, 2016–2019 (dollars in millions)
	2016E (1)	2017E	2018E	2019E
M&A revenue	$155	$173	$191	$210
Enterprise revenue	$118	$133	$153	$183
DCM revenue	$28	$26	$25	$24
Total Revenue	$300	$333	$368	$417

GAAP Operating (Loss) Income	$(7)	$25	$51	$68
Amortization of intangible assets	$24	$12	$2	$1
Stock-based compensation	$12	$12	$13	$14
EBIT	$29	$50	$66	$83
Depreciation and Amortization	$26	$32	$32	$32
EBITDA	$55	$81	$98	$115

____________________

(1)	Company management originally provided the Management Plan to J.P. Morgan on September 28, 2016. Company management updated the forecast for FY2016, as shown above, on November 10, 2016 based on the high end of the guidance set forth in the Company’s third quarter earnings release.
 In addition, based on the Management Plan and an extrapolation of revenue, Company management calculated EBIT and EBITDA for the years 2020–2026 and terminal year and unlevered free cash flows for the years 2016–2026 and terminal year and provided such calculations to J.P. Morgan for use in its financial analyses as set forth in “—Opinion of the Company’s Financial Advisor.” The following is a summary of the unlevered free cash flows, which were calculated as EBIT, less taxes, plus depreciation and amortization, less capital expenditures, less stock-based compensation (net of tax), and less change in net working capital.

	Management Plan				Extrapolations
	Fiscal years ending December 31, 2016–2026 (dollars in millions)
	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	Terminal Year
Revenue	$300	$333	$368	$417	$467	$517	$566	$611	$649	$680	$700	$721

EBIT	$29	$50	$66	$83	$96	$109	$122	$134	$149	$163	$175	$180
less: Taxes	$3	$6	$13	$18	$29	$33	$37	$40	$45	$49	$53	$69
plus: Depreciation and Amortization	$26	$32	$32	$32	$37	$41	$46	$50	$54	$57	$59	$60
less: Capital Expenditures	$28	$34	$36	$39	$44	$48	$52	$55	$58	$60	$60	$61
less: Stock-Based Compensation (net of tax)	$11	$11	$11	$11	$11	$12	$13	$14	$15	$15	$15	$14
less: Change in Net Working Capital	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Unlevered Free Cash Flows	$13	$31	$39	$47	$49	$57	$66	$75	$86	$96	$106	$97

Some of the Projections include certain financial measures that are not prepared in accordance with GAAP. EBIT, EBITDA and unlevered free cash flows should not be compared to similarly titled measures reported by other companies. The Company has not provided a reconciliation of GAAP cash flows from operations to unlevered free cash flows, a non-GAAP financial measure, due to the uncertainty and variability of the nature and amount of future charges and costs. Accordingly, such a reconciliation is not available without unreasonable effort.
In addition to the Management Plan, which represented Company management’s best judgment as to the future performance of the Company’s business, in July of 2016 J.P. Morgan considered limited, illustrative high-level financial projections for the years 2016–2019 for three hypothetical scenarios constructed in consultation with Company management, Case A, Case B and Case C, to assist the Company Board in evaluating the possible sensitivity of the Company’s future performance to one or more factors. These hypothetical scenarios were not provided to Parent or any other potential counterparty, and were not relied upon by J.P. Morgan in conducting its analysis as to the fairness, from a financial point of view, of the consideration to be received by holders of Shares in the Offer and the Merger. Case A assumed relatively low investment, yielding lower revenue growth, but trending to a 25% operating margin by 2020. Case B assumed higher investment than Case A, yielding higher revenue growth but trending to a lower 20% operating margin by 2020. Case C assumed the highest level of investment, yielding the highest revenue growth, and like Case B trended to a 20% operating margin, but taking a year longer to achieve by 2021. Revenue figures for Case A, Case B and Case C for the years 2016–2019 are summarized below:

	Fiscal years ending December 31, 2016–2019 (dollars in millions)
	2016E	2017E	2018E	2019E
Total Revenue
Management Plan	$300	$333	$368	$417
Case A	$300	$320	$344	$370
Case B	$300	$326	$357	$397
Case C	$300	$336	$384	$448
As the Company’s consideration of a potential transaction progressed, at the request of the Company Board, Company management refined and expanded their discussion with the Company Board to include four illustrative hypothetical scenarios, as summarized below. Like Cases A, B and C, these scenarios were not shared with Parent or any other potential counterparty, and were not relied upon by J.P. Morgan in conducting its analysis as to the fairness, from a financial point of view, of the consideration to be received by holders of Shares in the Offer and the Merger. These scenarios were presented to the Company Board solely to assist in its consideration of a potential transaction.

•
Illustrative Upside. This scenario assumed that revenue growth, particularly in the enterprise segment, accelerates faster than the Management Plan. Improvement in operating margin remains the same as the Management Plan for 2017–2019.

•
Illustrative Downside – Street Based. This scenario assumed lower revenue growth than the Management Plan, below Wall Street analyst estimates, resulting in slower margin expansion during the three-year period.

•
Illustrative Downside – M&A Cycle. This scenario assumed lower revenue growth than the Management Plan for the M&A segment in 2018, but recovering quickly in 2019. Lower overall revenue growth results in slower margin expansion during the three-year period.

•
Illustrative Downside – Broader Economic Cycle. This scenario assumed lower revenue growth than the Management Plan because of a broad economic slowdown. Revenue in the M&A segment recovers in 2019, but not as quickly as in the “Illustrative Downside – M&A Cycle” scenario. Lower overall revenue growth results in slower margin expansion during the three-year period.

The table below summarizes revenue and EBIT under each of these hypothetical scenarios, compared with the Management Plan.

	Fiscal years ending December 31, 2017–2019 (dollars in millions)
	2017E	2018E	2019E
Total Revenue
Management Plan	$333	$368	$417
Illustrative Upside	$336	$380	$436
Illustrative Downside – Street Based	$321	$350	$381
Illustrative Downside – M&A Cycle	$333	$351	$389
Illustrative Downside – Broader Econ. Cycle	$321	$334	$358
EBIT
Management Plan	$50	$66	$83
Illustrative Upside	$50	$68	$87
Illustrative Downside – Street Based	$48	$56	$69
Illustrative Downside – M&A Cycle	$50	$56	$70
Illustrative Downside – Broader Econ. Cycle	$48	$50	$57
The Company has not provided a reconciliation of GAAP Operating Income to EBIT, a non-GAAP financial measure, for the four illustrative hypothetical scenarios above because certain items that impact GAAP Operating Income, such as stock-based compensation expense, were not forecast in connection with formulating these hypothetical scenarios. Accordingly, such a reconciliation of GAAP Operating Income to EBIT is not available without unreasonable effort.
None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Projections or that projected results will be achieved. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Projections.
All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or the Company’s other, periodic reports are not applicable to any forward-looking statements made in connection with the Offer. Please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information” below.
In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on any of these projections.

Opinion of the Company’s Financial Advisor
Pursuant to an engagement letter dated September 21, 2016, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Offer and Merger and to deliver a fairness opinion in connection with the proposed Offer and Merger.
At the meeting of the Company Board on December 5, 2016, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to holders of Shares in the proposed Offer and Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its December 5, 2016 oral opinion by delivering its written opinion to the Company Board, dated December 5, 2016, that, as of such date, the consideration to be paid to holders of Shares in the proposed Offer and Merger was fair, from a financial point of view, to such stockholders.
The full text of the written opinion of J.P. Morgan dated December 5, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A hereto and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and Merger, was directed only to the consideration to be paid in the proposed Offer and Merger and did not address any other aspect of the proposed Offer or Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities other than the Shares, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Offer and Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated December 5, 2016 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•
compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•
compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and Merger.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to holders of Shares in the proposed Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer or Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and Merger, or any class of such persons relative to the consideration in the proposed Offer and Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.
The terms of the Merger Agreement, including the consideration, were determined through arm’s-length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Company Board or Company management with respect to the proposed Offer and Merger or the consideration to be received by holders of Shares in connection therewith.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Company Board on December 5, 2016. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Company Board and contained in the presentation delivered to the Company Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Public Trading Multiples
Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company. The companies selected by J.P. Morgan were:

•	Open Text Corporation

•	Commvault Systems, Inc.

•	Pegasystems Inc.

•	Inovalon Holdings, Inc.

•	Bottomline Technologies (de), Inc.

•	Carbonite, Inc.

•	Medidata Solutions, Inc.

•	Box, Inc.

•	Workiva Inc.

None of the selected companies reviewed is identical to the Company. Certain of these companies may have characteristics that are materially different from those of the Company. The companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.
For each publicly traded company listed above, J.P. Morgan calculated and compared financial multiples and ratios based on publicly available information as of December 2, 2016. Among other calculations, the information J.P. Morgan calculated for each of the selected publicly traded companies included:

•	Multiple of firm value to the public equity research analyst estimates of the company’s revenue for the fiscal year 2017 (the “FV/2017E Revenue”); and

•	Multiple of firm value to the public equity research analyst estimates of the company’s earnings before interest and taxes for the fiscal year 2017 (the “FV/2017E EBIT”).
The following table represents the results of this analysis:

	Low	High
FV/2017E Revenue	2.2x	5.3x
FV/2017E EBIT (1)	12.9x	23.2x
____________________

(1)	FV/2017E EBIT multiples above 40.0x or less than 0.0x were not considered meaningful and not included in the analysis.
Based on the results of the above analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for the Company of 2.2x – 3.1x for FV/2017E Revenue and 13.0x – 20.0x for FV/2017E EBIT. These multiples were then applied to the appropriate metrics for the Company based on the Management Plan (as defined above in “—Certain Financial Projections”), yielding the following implied equity value ranges for the Shares, rounded to the nearest $0.25:

	Implied Equity Value Per Share
	Low	High
FV/2017E Revenue	$11.25	$15.75
FV/2017E EBIT	$9.75	$15.25
The ranges of implied equity values for the Shares based on the Management Plan were compared to the proposed cash consideration of $13.00 per Share.
Selected Transaction Analysis
Using publicly available information, J.P. Morgan examined selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analysis, were considered relevant based on its experience and judgment. Specifically, these transactions involved enterprise software companies with firm values between $300 million and $1 billion and NTM Revenue (as defined below) growth of 5%–15%, announced within the last three years. J.P. Morgan reviewed the following transactions:

Acquiror	Target	Announcement Date
Oracle Corporation	Opower, Inc.	05/02/2016
Endurance International Group Holdings, Inc.	Constant Contact, Inc.	11/02/2015
Francisco Partners Management L.P.	ClickSoftware Technologies Ltd.	04/30/2015
Lexmark International, Inc.	Kofax Limited	03/24/2015
Siris Capital Group, LLC	Digital River, Inc.	10/24/2014
None of the selected transactions reviewed is identical to the Offer and Merger. Certain of these transactions may have characteristics that are materially different from those of the Offer and Merger. The transactions selected were chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the transactions involved and other factors that could affect the transactions compared to the Offer and Merger.
Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value to the public equity research analyst estimates of revenue for the 12-month period following the announcement of the transaction (“NTM Revenue”). This ratio is referred to below as “FV/NTM Revenue.”
The following table represents the results of this analysis:

	Low	High
FV/NTM Revenue	1.3x	3.3x
Based on the results of the above analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected a multiple reference range of 2.3x – 3.0x for FV/NTM Revenue. These multiples were then applied to management’s estimate of the Company’s 2017 expected revenue of $333 million as set forth in the Management Plan, yielding the following implied equity value range for the Shares, rounded to the nearest $0.25:

	Implied Equity Value Per Share
	Low	High
FV/NTM Revenue	$11.75	$15.25
The range of implied equity value for the Shares based on the Management Plan was compared to the proposed cash consideration of $13.00 per Share.
Discounted Cash Flow Analysis
J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for the Shares. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refer to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents earnings before interest after tax, plus depreciation and amortization and less capital expenditures, stock-based compensation, net of tax, and change in net working capital. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.
Unlevered free cash flows for the Company from the end of fiscal year 2016 through the end of fiscal year 2026 were calculated based upon financial projections prepared by the management of the Company for the fiscal years 2016 through 2019 (including the projected unlevered free cash flows based on the Management Plan) and based upon extrapolations by management of the Company for the fiscal years 2020 through 2026 and terminal year.
J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten-year period ending 2026 by applying a perpetual growth rate ranging from 2.5% – 3.5% of the revenue of the Company during the final year of the ten-year period. For purposes of its analysis, J.P. Morgan assumed a valuation date of December 31, 2016. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 9.5% – 11.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for net debt as of December 31, 2016. Based on the foregoing, the discounted cash flow analysis indicated a range of implied equity values, rounded to the nearest $0.25, of between $11.25 and $16.75 per Share.
The range of implied equity value for the Shares based on the Management Plan was compared to the proposed cash consideration of $13.00 per Share.
Other Information – 52-Week Historical Trading Range
J.P. Morgan reviewed the trading range of the Company’s common stock for the 52-week period ended December 2, 2016, which was $6.23 per share to $11.70 per share, and compared that to (a) the 12-month volume weighted average price of $8.41 per share, (b) the closing price of $11.16 per share on December 2, 2016, and (c) the proposed cash consideration of $13.00 per Share. J.P. Morgan noted that historical stock trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.
Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses.

Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer and Merger.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Offer and Merger and deliver an opinion to the Company Board with respect to the Offer and Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.
For services rendered in connection with the Offer and Merger and the delivery of its opinion, the Company has agreed to pay J.P. Morgan a fee of approximately $12.7 million, $2.5 million of which was payable following delivery of J.P. Morgan’s opinion and $10.2 million of which is payable upon consummation of the Merger. The Company has also agreed to pay J.P. Morgan a percentage of any payment received by the Company with respect to the termination, abandonment or failure to occur of any such proposed merger or similar sale transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have not had any other material financial advisory or other material commercial or investment banking relationships with the Company or Parent. J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Parent, for which it receives customary compensation or other financial benefits. During the two-year period preceding delivery of its opinion ending on December 5, 2016, the aggregate fees received by J.P. Morgan from the Company were approximately $300,000 and from Parent were approximately $600,000. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
The Company retained J.P. Morgan to act as its financial advisor in connection with the Offer and the Merger. The Company agreed to pay J.P. Morgan a transaction fee, currently estimated to be approximately $12.7 million, for its services as a financial advisor to the Company in connection with certain sale transactions involving the Company (including the Offer and the Merger), payable upon the closing of any such transaction, and including a fee of $2.5 million, which was payable upon delivery of J.P. Morgan’s opinion, to be credited against the $12.7 million fee. The Company has also agreed to pay J.P. Morgan a percentage of any payment received by the Company with respect to the termination, abandonment or failure to occur of any such proposed sale transaction. Subject to certain limitations, J.P. Morgan will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with their engagement. In addition, the Company has agreed to indemnify J.P. Morgan, any controlling person of J.P. Morgan and its directors, officers, employees, agents and affiliates against specified liabilities.
Additional information pertaining to the retention of J.P. Morgan by the Company is set forth in Item 4 under the heading “—Opinion of the Company’s Financial Advisor” and is hereby incorporated by reference in this Item 5.
Neither the Company nor any person acting on its behalf has otherwise employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
To the Company’s knowledge after reasonable inquiry, other than pursuant to the Support Agreements, no transactions in the Common Stock have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except as set forth below.

Name	Date of Transaction	Number of Shares	Price per Share ($)	Nature of Transaction
Ronald W. Hovsepian	10/31/16	5,791	N/A	Vesting of restricted stock units
Christopher J. Lafond	10/31/16	826	N/A	Vesting of restricted stock units
Scott N. Semel	10/31/16	1,784	N/A	Vesting of restricted stock units
Aditya Joshi	10/31/16	985	N/A	Vesting of restricted stock units
Leif O’Leary	10/31/16	570	N/A	Vesting of restricted stock units
Ronald W. Hovsepian	11/30/16	5,789	N/A	Vesting of restricted stock units
Christopher J. Lafond	11/30/16	826	N/A	Vesting of restricted stock units
Scott N. Semel	11/30/16	1,783	N/A	Vesting of restricted stock units
Aditya Joshi	11/30/16	985	N/A	Vesting of restricted stock units
Leif O’Leary	11/30/16	570	N/A	Vesting of restricted stock units

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.
The information set forth under “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Transactions, assuming that the closing date is January 31, 2017, and the named executive officers are terminated without cause on the same day immediately following the Merger.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Pension NQDC($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Total($)
Ronald W. Hovsepian	3,009,321	4,696,884	N/A	14,009	N/A	7,720,214
Christopher J. Lafond	680,137	1,839,489	N/A	13,883	N/A	2,533,509
Aditya Joshi	447,315	1,182,493	N/A	13,910	N/A	1,643,718
Leif O’Leary	584,048	1,299,001	N/A	12,832	N/A	1,895,881
Scott N. Semel	462,740	665,169	N/A	12,832	N/A	1,140,741
____________________

(1)
This amount includes severance that would be payable to the applicable named executive officer in the event of a qualifying termination of his employment in connection with or immediately following the consummation of the Transactions under the Company’s Senior Executive Severance Plan (or, in the case of Mr. Hovsepian, under his employment agreement). All severance payments are payable in a lump sum.

(2)
These amounts include the value of each named executive officer’s unvested equity compensation that would or may become vested in the event of a qualifying termination of his employment in connection with the consummation of the Transactions, based upon the Per Share Merger Consideration of $13 per share. These amounts include (i) acceleration of options in the amount of $167,189 for Mr. Hovsepian, $104,080 for Mr. Lafond, $130,522 for Mr. Joshi, and $92,083 for Mr. O’Leary, and (ii) acceleration of restricted stock units in the amount of $4,529,694 for Mr. Hovsepian, $1,735,409 for Mr. Lafond, $1,169,479 for Mr. Joshi, $573,085 for Mr. O’Leary and $1,182,493 for Mr. Semel. Of these amounts, the following are “single trigger” in nature and will be payable in connection with the Transactions, whether or not the executive officer experiences a termination of employment: $4,696,884 for Mr. Hovsepian, $666,889 for Mr. Lafond and $327,901 for Mr. Joshi. These amounts do not include not include the value of 500,000 restricted shares held by Mr. Hovsepian that are subject to performance vesting and that are expected to be forfeited in accordance with their terms either upon or prior to the closing of the Transactions.

(3)	None of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the Merger.

(4)
Represents the value of continued employee benefit coverage provided to the executive in the event of a qualifying termination of his employment in connection with the consummation of the Transactions under the Company’s Senior Executive Severance Plan (or, in the case of Mr. Hovsepian, under his employment agreement).

(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.
Vote Required to Approve the Merger
The Company Board has approved the Offer, the Merger, the Merger Agreement and the agreements contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.
Each of Parent and Merger Sub is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Support Agreements and the Transactions, including the Offer and the Merger, as described in “ITEM 4. THE SOLICITATION OR RECOMMENDATION” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262. Such appraised value may be greater than, the same as or less than the Per Share Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.
THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.
 Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.
Any Company stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
If a Company stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)
within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and twenty days after the date of this Schedule 14D-9, deliver to the Company at 150 East 42nd Street, 8th Floor, New York, New York 10017; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer; and

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
Appraisal Procedures.
The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.
As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.
A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.
Within 120 days after the Effective Date, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Date, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.
Within 120 days after the Effective Date, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in

Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger or consolidation for such total number of Shares exceeds $1 million.
After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Date through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Date and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the value of the Per Share Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015) that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).
The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.
From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).
If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal to be distributed to them and accompanying instructions in order to receive payment of the Per Share Merger Consideration.
At any time within 60 calendar days after the Effective Date, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.
FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Regulatory Approvals
Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See Section 16 — “Certain Legal Matters; Regulatory Approvals —Compliance with the HSR Act” in the Offer to Purchase.
The HSR Act provides for an initial 15-calendar-day waiting period for cash tender offers following the FTC’s and the Antitrust Division’s receipt of Parent’s Premerger Notification and Report Form under the HSR Act before Parent and Merger Sub may purchase Shares in the Offer. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent and the Company each expects to file a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on December 20, 2016. Accordingly, the initial waiting period applicable to the purchase of Shares will expire at 11:59 p.m. (Eastern Time) on January 4, 2017 unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material from Parent prior to that time. If, before expiration or early termination of the initial 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from to the Parent and the Company, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s consent. This additional period may be extended by agreement between the parties and the reviewing agency. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor the Company’s failure to comply with a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares in the Offer and the Merger. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the parties Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.
The Company believes that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on March 4, 2016, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, as filed with the SEC on May 3, 2016, August 3, 2016 and November 2, 2016, respectively.
Forward-Looking Statements
All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of the Company by Parent and Merger Sub. Forward-looking statements made herein with respect to the Offer, the Merger and related Transactions, including, for example, the timing of the completion of the Merger the potential benefits of the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the Offer and related Transactions on the Company’s business relationships (including, without limitation, partners and customers), operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, and the risk that the Merger Agreement may be terminated in circumstances that require the Company to pay a termination fee of $24.6 million; the outcome of any legal proceedings that may be instituted against the Company related to the Transactions contemplated by the Merger Agreement, including the Offer and the Merger; uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer; the failure to satisfy other conditions to consummation of the Offer or the Merger, including the receipt of all regulatory approvals related to the Merger (and any conditions, limitations or restrictions placed on these approvals); the failure of Parent to consummate the necessary financing arrangements; risks that the Offer and related Transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed Transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at www.intralinks.com under the Investors section or upon request via email to dridlon@intralinks.com. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 9.	EXHIBITS.
The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 19, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement dated December 19, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Letter to Current and Former Intralinks Employees who own Shares held on Solium’s Shareworks Platform (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)

(a)(2)	Letter, dated December 19, 2016 to the stockholders of Intralinks, Inc. (included in materials mailed to stockholders).

(a)(5)(A)	Opinion of J.P. Morgan Securities LLC, dated December 5, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)
Joint Press Release issued by Synchronoss Technologies, Inc. and Intralinks Holdings, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).

(e)(1)
Agreement and Plan of Merger, dated December 5, 2016, among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and Intralinks Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Intralinks Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on December 7, 2016).

(e)(2)	Non-Disclosure Agreement, dated September 21, 2016, between Intralinks Holdings, Inc. and Synchronoss Technologies, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Tender and Support Agreements, dated December 5, 2016, among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and the stockholder party thereto.

(e)(4)
2007 Stock Option and Grant Plan, First Amendment to 2007 Stock Option and Grant Plan, Form of Incentive Stock Option Agreement, Form of Non-Qualified Stock Option Agreement and Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.4 to Intralinks Holdings, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-165991)).

(e)(5)
Intralinks Holdings, Inc. 2010 Equity Incentive Plan as Amended and Restated, together with forms of award agreements (Incorporated by reference to Exhibit 10.1 to Intralinks Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on July 28, 2016).

(e)(6)	Non-Employee Director Compensation Policy.

(e)(7)	Intralinks, Inc. Senior Executive Severance Plan (incorporated by reference to Exhibit 10.14 to Intralinks Holdings, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-165991)).

(e)(8)
Employment Agreement dated December 15, 2011 between Intralinks Holdings, Inc. and Ronald W. Hovsepian (incorporated by reference to Exhibit 10.1 to Intralinks Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on December 16, 2011).

(e)(9)
Employment Agreement dated as of January 27, 2012 between Intralinks Holdings, Inc. and Scott Semel (incorporated by reference to Exhibit 10.3 to Intralinks Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on February 1, 2012).

(e)(10)
Employment Agreement dated as of June 30, 2015 between Intralinks Holdings, Inc. and Christopher J. Lafond (incorporated by reference to Exhibit 10.1 to Intralinks Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on June 30, 2015).

Exhibit No.	Description
(e)(11)
Employment Agreement dated as of July 21, 2014 between Intralinks Holdings, Inc. and Aditya Joshi (incorporated by reference to Exhibit 10.18 to Intralinks Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 13, 2015).

(e)(12)
Employment Agreement dated as of March 8, 2016 between Intralinks Holdings, Inc. and Leif O’Leary (incorporated by reference to Exhibit 10.1 to Intralinks Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2016 filed with the SEC on August 3, 2016).

(e)(13)
Fourth Amended and Restated Certificate of Incorporation of Intralinks Holdings, Inc. (incorporated by reference to Exhibit 3.2 Intralinks Holdings, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-165991)).

(e)(14)	Amended and Restated By-Laws of Intralinks Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Intralinks Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on May 6, 2015).

(e)(15)
Form of Indemnification Agreement between Intralinks Inc. and Certain Directors and Officers (incorporated by reference to Exhibit 10.15 to Intralinks Holdings, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-165991)).

Annex A: Opinion of J.P. Morgan Securities LLC.
Annex B: Section 262 of the Delaware General Corporation Law.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

INTRALINKS HOLDINGS, INC.

By:	/s/ Christopher J. Lafond
Name:	Christopher J. Lafond
Title:	Executive Vice President and Chief Financial Officer
Dated: December 19, 2016

ANNEX A
OPINION OF J.P. MORGAN SECURITIES LLC

December 5, 2016

The Board of Directors
Intralinks Holdings, Inc.
150 East 42nd Street, 8th Floor
New York, New York 10017

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Intralinks Holdings, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Synchronoss Technologies, Inc. (the “Acquiror”) and a wholly-owned subsidiary of the Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $13.00 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury of the Company and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated December 5, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. Our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

N484162

ANNEX B
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262 Appraisal rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.